Exhibit 23.11

Acorn International, Inc.

Pursuant to Rule 438 of Regulation C promulgated under the Securities Act of 1933, as amended, I, Joe Zhixiong Zhou, consent to be named in the Registration Statement on Form F-1 of Acorn International, Inc. and in all amendments and supplements thereto, as a proposed member of the board of directors of Acorn International, Inc.

Dated: April 3, 2007

/s/ Joe Zhixiong Zhou
Joe Zhixiong Zhou